

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 5, 2011

Mr. Charles J. Deisbeck
Chief Executive Officer
112 East Main
P.O. Box 190
Breda, Iowa 51436

     Re: **Breda Telephone Corp.**

              Form 10-K for the Year ended December 31, 2009
              Filed March 31, 2010

              Form 10-K for the Year ended December 31, 2008
              Filed March 31, 2009

              File No. 0-26525

Dear Mr. Deisbeck:

     We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

              Sincerely,

              Larry Spirgel
              Assistant Director